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                                                                      EXHIBIT 99

NEWS RELEASE                                               FOR IMMEDIATE RELEASE


                                                   For More Information Contact:
                                                            J. Patrick Nicholson
                                                         Chief Executive Officer
                                                                             or
                                                                 James K. McHugh
                                                  Acting Chief Financial Officer



                         N-VIRO INTERNATIONAL REPORTS
                         RESTATED THIRD QUARTER LOSS

Toledo, Ohio November 14, 1996 - N-Viro International Corporation (Nasdaq
SmallCap: NVIC) reported today it has restated its previously announced third quarter 1996 results to a loss of $263,376, or $.13 per share, compared to a $7,257 profit for the same period in 1995. For the nine month period ended September 30, 1996, the Company recorded a net loss of $127,321, or $.06 per share, compared to a net loss of $905,526, or $.44 loss per share, for the same period in 1995. The Company had previously reported a net profit of $136,624 for the three months ended September 30, 1996 and a net profit of $272,679 for the nine months ended September 30, 1996.

The restatement results from the Company reserving the full $400,00 net amount due for the possible uncollectibility of its license agreement for the country of Malaysia, signed in August 1996. The licensee, Rockland Power (M) Sdn. Bhd. of Kuala Lumpur Malaysia, has requested extended terms but the Company has rejected a further extension due to high interest in the N-Viro technology in Malaysia and in other Southeast Asian countries. On November 9, 1996, the Company notified the licensee that they were in default of the payment terms, but have thirty days from the date of notice to remedy the default.

The N-Viro Process is a patented process for the treatment and recycling of bio-organic wastes, utilizing certain alkaline by-products produced from the cement, lime and other industries. N-Viro derives its revenues form domestic and international licensing of the N-Viro Process; the sale of alkaline admixtures used in the process; management fees from the operation of the Toledo, Ohio facility; one-time sales of N-Viro process technology; and sale of ancillary products and services. To date, the process has been commercially utilized for the recycling of wastewater sludges from municipal wastewater treatment facilities. N-Viro Soil(TM), produced according to N-Viro Process specifications, is an "exceptional quality" sludge product under USEPA Section 503 Sludge Regulations.